United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-08007	CUSIP Number 82670C-10-0
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	June 30, 2011
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

SIGNATURE GROUP HOLDINGS INC
Full Name of Registrant

Former Name if Applicable
15303 Ventura Boulevard, Suite 1600
Address of Principal Executive Office (Street and Number)
Sherman Oaks, California 91403
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Signature Group Holdings, Inc. (f/k/a Fremont General Corporation, herein referred to as the "Company") has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (the "June Form 10-Q") by the [August 15, 2011] due date or within the five calendar day extension permitted by the rules of the U.S. Securities and Exchange Commission (the "SEC").

As previously disclosed, the Company is the successor to Fremont General Corporation, which had filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California, Santa Ana Division in June 2008. The Company successfully emerged from bankruptcy proceedings on June 11, 2010 with a new management team, Board of Directors, and business plan and operating strategy. At the time that the Company emerged from bankruptcy proceedings, the Company was not current in certain of its periodic filings under the Securities Exchange Act of 1934, as amended ("1934 Act").

The Company has made significant progress in its efforts to become current in its 1934 Act periodic reporting with the filing: (i) on May 17, 2011 of the Company's comprehensive Annual Report on Form 10-K for the fiscal years ended December 31, 2009, 2008 and 2007 and the quarterly periods of 2008 and 2009; and (ii) on July 5, 2011 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and its Quarterly Reports on the Form 10-Q for the three quarterly periods of 2010. As of the date of this Notice of Late Filing, the Company's remaining delinquent 1934 Act reports are its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and the June Form 10-Q. Based upon the progress made as of the date hereof, the Company currently expects that it will begin filing its 2011 quarterly reports on Form 10-Q during the third quarter of 2011, although no assurance can be given that the Company will be able to file these reports by the end of such quarter.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

David Collett	805	435-1255
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2011

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  As more fully discussed in Part III hereof, the Company's unaudited results of operations for the three and six months ended June 30, 2011 are still being finalized by the Company. Consequently, the Company is not in a position to quantify any significant change in the results of operations for the three and six months ended June 30, 2011, as compared with the three and six months ended June 30, 2010. The Company has entered into a number of significant transactions since it emerged from bankruptcy proceedings that were reported in the Company's prior 1934 Act periodic reports and in Current Reports on Form 8-K previously filed with the SEC, which transactions are expected to impact the Company's financial statements for the three and six months ended June 30, 2011.

SIGNATURE GROUP HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	08-16-2011	By /s/	Craig Noell	Title:	President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).